Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-121238

[THE FOLLOWING IS TEXT TO A STICKER THAT WILL ACCOMPANY THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS ON THE COVER PAGE OF THE PROSPECTUS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated May 30, 2007, Supplement No. 6 dated December 21, 2007, Supplement No. 8 dated March 20, 2008, Supplement No. 9 dated May 30, 2008, Supplement No. 10 dated July 25, 2008, and Supplement No. 11 dated August 5, 2008]

SUPPLEMENT NO. 11

DATED AUGUST 5, 2008

TO THE PROSPECTUS DATED MAY 30, 2007

OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated May 30, 2007, as supplemented by supplement no. 6 dated December 21, 2007, supplement no. 8 dated April 1, 2008, supplement no. 9 dated May 30, 2008, and supplement no. 10 dated July 25, 2008. As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Revisions to Suitability Standards in Alaska and New Mexico

As of  August 5, stock will only be sold to residents of the States of Alaska and New Mexico representing that they meet one of the following suitability standards:

(1)                 a net worth of at least $250,000; or

(2)                 gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the stock if such person is the fiduciary or by the beneficiary of the account.

Those selling stock on our behalf must make every reasonable effort to determine that the purchase of stock in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution—Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require of all those selling stock on our behalf.

Prior Program Liquidity Events

Our sponsor, Cornerstone Realty Advisors, LLC, and its affiliates, have sponsored two other public programs, including one REIT.   Each of these programs stated in its prospectus filed with the SEC a date by which the program might be liquidated.  Neither of these two programs has reached its respective liquidity date.  The earliest liquidity date for one of these programs is December 31, 2010.  Neither of these offerings have determined to extend its liquidity date.